							EXHIBIT 12.1

WISCONSIN ELECTRIC POWER COMPANY
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Six
	Months
	Ended	Twelve Months Ended

	6/30/09	6/30/09	12/31/08	12/31/07	12/31/06	12/31/05	12/31/04

	(Millions of Dollars)

Pre-tax Income	$ 226.8	$ 450.9	$ 439.4	$ 468.7	$ 438.5	$ 443.6	$ 397.1

Subtract:
Capitalized Interest	(2.7)	(3.9)	(3.0)	(1.8)	(5.1)	(4.6)	(0.9)

Earnings Before Adding Fixed Charges (a)	224.1	447.0	436.4	466.9	433.4	439.0	396.2

Fixed Charges
Interest on Long-Term Debt	51.4	92.0	77.7	82.6	79.2	82.9	85.1
Other Interest Expense	2.1	7.1	11.9	12.2	13.0	7.4	5.4
Estimated Interest Component of Rentals	32.7	63.8	57.6	48.5	47.8	36.9	27.7

Total Fixed Charges as Defined (b)	86.2	162.9	147.2	143.3	140.0	127.2	118.2

Total Earnings as Defined	$ 310.3	$ 609.9	$ 583.6	$ 610.2	$ 573.4	$ 566.2	$ 514.4

Ratio of Earnings to Fixed Charges	3.6x	3.7x	4.0x	4.3x	4.1x	4.5x	4.4x

(a) Earnings before adding fixed charges is determined by starting with pre-tax income (less undistributed equity in earnings of unconsolidated affiliates) and subtracting capitalized interest.

(b) Fixed Charges consists of interest charges on our long-term debt and short-term borrowings (including a representative portion of lease expense), capitalized interest and amortization of debt expenses.